EXHIBIT 99.2

TOWERVIEW LLC
500 PARK AVENUE
NEW YORK, N.Y. 10022
(212) 935-6655

January 18, 2013

Special Committee
American Greetings
Cleveland, Ohio 44144

Dear Sirs –

We have reviewed the amended 13-D filed by the Weiss family following the close of the stock market on January 17th.  We would like to share our views as to how the Special Committee should address the updated proposal included with this filing.

We believe that the new proposal continues to grossly undervalue the equity of American Greetings.  The proposal falls woefully short of the conditions that we indicated in our letter of November 30th, 2012 (a copy of which is attached) that could possibly lead to a determination of fairness of any proposal from a holder using coercive tactics to the detriment of all other owners.  The Weiss family holds approximately 10% of the equity, but is using the 50% of the total voting power to try to ramrod through a transaction that is unfair.

The Special Committee, based on the announcement of its formation on October 19th, 2012, “is also authorized to review and evaluate other options available to the Company.”  The Special Committee should reject the Weiss family proposal and pursue a possible leveraged recapitalization of the Company.  One form of such a transaction could be to do a recapitalization that would effectively pay all shareholders $10 per share in cash and distribute a further $5 per share in market value of a new issue of preferred stock.  Shareholders would continue to hold their respective equity of the company.  They will have received back value in excess of the price that the common stock was trading at prior to the Weiss proposal.  We believe that the “new” common stock of the Company would trade at an immediate price such that this recapitalization would deliver a value to all shareholders in excess of the $17.50 proposal to terminate all non–Weiss shareholders’ interests in American Greetings.

As indicated in the letter dated January 17th, 2013 from the Weiss family they had commitments “for over $700 million of bank financing”.  This indicates to us that a recapitalization of the Company would be eminently financeable.

According to the Company’s 10-K for the fiscal year ended February 29, 2012, American Greetings has 15,832,968 authorized share of Class B common stock.  The Board of Directors could level the playing field for all shareholders by declaring a stock dividend of 0.4 shares of Class B common stock to all shareholders.  Such a tactic would be to reduce the voting power of the Weiss family from approximately 50% to nearly 20%.  At that point the Special Committee and the Board of Directors would be in a position to exercise its duties.

We believe that the obligation of the Special Committee and the entire Board is to do what is best for ALL shareholders, not just a minority shareholder who wishes to use voting control to the detriment of 90% of the shareholders.

We would be available and would welcome the opportunity to discuss this and other thoughts with the Special Committee.

Sincerely,

Daniel R. Tisch